UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of June 2003

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant

by furnishing the information contained in this

form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.)

Yes ☐ No ☒

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Completion of Share Retirement

We hereby inform you that KT Corporation (NYSE symbol: KTC) has completed its share retirement as follows:

1.	Number of shares retired: 2,937,000 common shares

2.	Total value of shares retired: approximately 137,959 million Won

3.	Par value: 5,000 Won per share

4.	Number of issued shares before share retirement: 293,623,000 shares

5.	Number of issued shares after share retirement: 290,686,000 shares

6.	Date of share retirement: June 20, 2003

7.	Date of board resolution on share retirement: April 24, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 20, 2003

KT Corporation

By:    /s/ Wha-Joon Cho

    Name: Wha-Joon Cho

    Title: Managing Director